GEEK GIRL TECH
2018 REGULATION CROWDFUNDING CAMPAIGN
VIDEO TRANSCRIPT

JENN DIESI, FOUNDER AND CEO:

As a human everyone deserves to feel safe, and I see it as a right. It shouldn't be something that only businesses with super large budgets should be able to afford.

A lot of people are familiar with large companies being hacked // A lot of small businesses are vulnerable, and/are being attacked.//. You just don't hear about it.

Small businesses really don't have the budgets to bring in big security tools.//// So one of the things that we're trying to do is democratize security to create services and solutions for small business that are affordable.

What makes geek girl tech different than other security firms is that we are actually focused on helping small business prepare themselves for the possibility that something bad could happen.

We see our clients as part of our family. We want to make sure clients feel safe feel secure feel supported that we're there for them.

I've been in tech for a little over 20 years and one of the things that I've seen is decisions negatively impacting not just their employees but their customers, people, the world at large.

I'm working to build a company that actually takes care of people and to make the world a better place. I'm a strong believer in that you can build a profitable company by putting people first.

There's a lot of discussion about diversity in tech - that there's this pipeline problem, but I think a bigger problem is that they want diversity but they really aren't focused on the culture.

So one of my goals was to actually build a company that's different and to create opportunities for people that might not otherwise not have them.

We're really working to create jobs for the underrepresented in tech, and to actually build a company that really embraces that diversity from the beginning.

As a woman and as a founder in tech I wouldn't be here today if today if I wasn't given those opportunities.

I'm working now to create opportunities for others.

My goal is to become the household name for small business security.

Investing in our company means you're supporting the creation of jobs, diversity in tech, the economy fueled by small business. Investment also means that we build security for all. >>>END